K&L GATES LLP 4 EMBARCADERO CENTER SUITE 1200 SAN FRANCISCO, CA 94111-5994 T 415.882.8200 F 415.882.8220

April 8, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Attention:	Sonia Barros Erin Martin

RE:	Merk Gold Trust Registration Statement on Form S-1 Filed April 20, 2012 File No. 333-180868

Dear Ms. Barros:

On behalf of our client, Merk Gold Trust (the “Trust”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 17, 2012, regarding the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Trust is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and is enclosing six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on April 20, 2012.  Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.  We note that the Financial Industry Regulatory Authority (“FINRA”) has not yet completed its review of the compensation payable to the FINRA member participating in the offering.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Trust. All page references in the responses set forth below refer to pages of Amendment No. 1.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

Form S-1 filed April 20, 2012

General

1.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Trust intends to use logos and graphs in the prospectus.  The Trust acknowledges the Staff’s comment and will file a pre-effective amendment to the Registration Statement including these logos and graphs for the Staff’s review prior to distributing any preliminary prospectus to prospective investors.

2.
Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure in the section entitled "The Gold Industry." Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The Trust will supplementally provide the Staff with support for all quantitative and qualitative business and industry data used in the registration statement.

3.
Please revise the prospectus to include an organizational chart that shows the relationships between the trust and the various entities that will provide services to the trust or advise us why such revision is not necessary. Please also describe the potential conflicts of interest, if any, among the various entities.

Response: The Trust acknowledges the Staff’s comment and has revised the prospectus to include an organizational chart showing the relationships between the Trust and the various entities that will provide services to the Trust.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

4.
We are unable to locate some of the disclosure required by Form S-1. For example, we note the following item requirements do not appear to be met: Item 102 of Regulation S-K; Item 103 of Regulation S-K; Item 401 of Regulation S-K; Item 403 of Regulation S-K; and Item 404 of Regulation S-K. Please provide the requested information or otherwise explain to us why such disclosure is inapplicable to you.

Response: The Trust acknowledges the Staff’s comment and has included in Amendment No. 1 the disclosure below in responsive to Item 103 of Regulation S-K.

Legal Proceedings The Trust is aware of no existing or pending legal proceedings against it, nor is it involved as a plaintiff in any proceeding or pending litigation.

With respect to disclosure required by Items 102, 401, 403 and 404 of Regulation S-K, the Trust respectfully submits the disclosure it not required because the Trust is a grantor trust with no properties or offices independent of the Trustee and is a passive investment vehicle with no directors, executive officers, promoters, control persons, beneficial owners or affiliated persons as is typically the case with traditional operating companies.  The Trust is not actively managed.  The Trust’s primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of gold in exchange for their shares.  The Trust’s secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust’s operations.

5.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

	●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

	●	State your election under Section 107(b) of the JOBS Act:

m
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Ms. Barros
Securities and Exchange Commission
April 8, 2013

m
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: The Trust acknowledges the Staff’s comment and respectfully informs the staff that it does not elect to identify itself as an emerging growth company under the JOBS Act nor to avail itself of any of the scaled-back disclosure requirements associated with classification as an emerging growth company.

Cover Page of Prospectus

6.	Please revise to clarify if the price per basket that will be paid in the future by the authorized participants will be different than the initial basket price.

Response: The Trust acknowledges the Staff’s comment and has revised the cover page to disclose that the price per basket that will be paid in the future by the authorized participants may be different than the initial basket price. Baskets are only issued or redeemed in exchange for the amount of gold determined by the Trustee on each day that NYSE Arca is open for regular trading based on the combined net asset value of the shares included in the Baskets being created or redeemed.

Statement Regarding Forward-Looking Statements, page ii

7.
Please remove all references to the safe harbors provided by the federal securities laws for forward-looking statements. These provisions do not apply to you as you have no history of filing periodic reports. Considering that you may not rely on these safe harbors, it is not appropriate to include references to the safe harbors in your disclosure.

Response: The Trust acknowledges the Staff’s comment and has revised to remove all references to the safe harbors provided by the federal securities laws for forward-looking statements.

8.
We note your statement that you do not undertake any duty to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

Response: The Trust acknowledges the Staff’s comment and has revised its disclosure and confirms that it will update or revise its disclosure as required by law.

Prospectus Summary, page 1

Trust Objective, page 3

9.
We note the disclosure of the various advantages of investing your shares in this section.  Please balance this disclosure with disclosure summarizing the most significant disadvantages and risks of investing in the shares. Your summary risk factor disclosure should be as equally as prominent as your discussion of the advantages of investing in the shares.

Response: The Trust acknowledges the Staff’s comment and has added a summary risk factor section summarizing the most significant disadvantages and risks of investing in the shares.  In addition, the Trust has included a cross-reference to the risk factor disclosure section.

10.
We note your disclosure that long-term capital gains will be taxed at the maximum rate of 28% for individual U.S. investors. Please include a summary risk factor that discloses this risk. Please also provide more detailed disclosure in your Risk Factor section. In addition, please also include a summary risk factor that highlights for investors that each sale of Gold Bars will be a taxable event for investors.

Response: The Trust acknowledges the Staff’s comment and has revised its disclosure to include a summary risk factor and new risk factor in the Risk Factor section addressing the long-term capital gains tax rate.  In addition, a summary risk factor addressing the fact that each sale of Gold will be a taxable event for investors has been included.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

The Offering, page 5

11.
We note your disclosure regarding taking delivery of gold bars, in particularly, we note your statement that the shares must “have a minimum dollar value in the amount that is specified by the Sponsor from time to time on the Trust’s website.” Please provide more information about this criterion elsewhere in the prospectus.

Response: The Trust acknowledges the Staff’s comment and has added disclosure elsewhere in the prospectus indicating that by requiring that the delivery of gold to Delivery Applicants meet certain minimum dollar value criteria, which may change from time to time, sales taxes are not anticipated to be applicable to the delivery of gold to Delivery Applicants.

Risk Factors, page 10

12.	We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

	●	“There is no guarantee that Gold Bars will be available in Specified Sizes,” page 18;

	●	“If a Delivery Applicant requests that Gold Bars be delivered to a destination that is outside the “change of integrity . . . ,” page 18;

	●	“Investors and Authorized Participants lack the right under the Custody Agreement to assert claims directly against the Custodian,” page 20; and

	●	“Value of Gold Bars in Trust is limited to the value of the fine ounce content of the Gold Bars,” page 21.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.

Response: The Trust acknowledges the Staff’s comment and has revised the risk factors as appropriate throughout.

13.	Please include a risk factor that quantifies the amount of trading income required for the value of a share at the end for the first year to equal the initial selling price.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

Response: The Trust acknowledges the Staff’s comment and respectfully submits that it believes including a risk factor quantifying the amount of trading income necessary for a potential investor to break-even at the end of the first year would imply that the Trust is a profit-oriented investment vehicle.  As the Trust notes in the prospectus, it is a passive investment vehicle which has as a secondary objective that the shares reflect the performance of the price of gold less the expenses of the Trust’s operations.  Unlike other investment products, the Trust is not engaged in any activities designed to obtain a profit from, or to compensate investors for losses caused by, changes in the price of gold.  Moreover, the prospectus discloses that the Trust will not hold or employ derivative securities and that the Trustee does not actively trade gold to take advantage of short-term market fluctuations in the price of gold.  Given these facts, we believe the concept of trading income is not applicable to the Trust and that a break-even analysis would be inappropriate.

As an owner of Shares, you will not have the rights normally associated with ownership of shares of other types of investment vehicles, page 19

14.	Please revise this risk factor so that investors can appreciate the magnitude of the potential risk. For example, please disclose that investors will have extremely limited voting rights.

Response: The Trust acknowledges the Staff’s comment and has revised the risk factor as follows.

Limited Investor Rights

As an investor, you will not have the rights normally associated with ownership of shares of other types of investment vehicles.  For example, you will have extremely limited voting rights in comparison to those of shareholders in traditional operating companies.

The Trust is a passive investment vehicle with no management and no board of directors.  Thus, the shares are not entitled to the same rights as shares issued by a corporation operating a business enterprise with management and a board of directors.  By acquiring shares, you are not acquiring the right to elect directors, to vote on certain matters regarding the issuer of your shares or to take other actions normally associated with the ownership of shares, such as the right to bring “oppression” or “derivative” actions.  You will only have the extremely limited rights described under “Description of the Shares.”

Ms. Barros
Securities and Exchange Commission
April 8, 2013

Business of the Trust, page 28

The Trust’s Guiding Principles, page 28

15.	We note your disclosure on page 29 that London Bars carry the lowest transaction costs. Please elaborate to explain the reasons why.

Response:  The Trust acknowledges the Staff’s comment and has revised the disclosure as follows.

Holding London Bars.  To allow investors to invest in gold through the shares, the Trust holds London Bars. When traded in institutional sizes, London Bars typically carry the lowest transaction cost compared to other forms of gold because there is no need to convert London Bars to gold of other specifications or involve a precious metals dealer before a Delivery Applicant takes delivery of London Bars.  By contrast, taking delivery of forms of gold other than London Bars typically involves conversion costs (i.e., converting London Bars to physical gold of other specifications) and the assistance of a precious metals dealer.  As such, the Trust holds primarily London Bars to facilitate a cost effective process to create and redeem Baskets.

Creation and Redemption of Shares by Authorized Participants, page 31

16.
We note your disclosure in this section that the creation and redemption of baskets may be done with both gold and cash, the latter of which is not described elsewhere. Please expand your disclosure to clarify when and how cash will be accepted for the creation or redemption of baskets.

Response: The Trust acknowledges the Staff’s comment and has removed reference to cash with respect to the creation and redemption of baskets.  As disclosed in more detail elsewhere in the prospectus, the creation and redemption of baskets will involve solely the transfer of gold between unallocated and allocated accounts held by the Trust and any Authorized Participant.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

U.S. Federal Income Tax Consequences, page 42

17.
Please tell us if investors will receive a Schedule K-1. If investors will receive a Schedule K-1, please revise your disclosure to explain this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response: The Trust acknowledges the Staff’s comment and informs the Staff that investors will not receive a Schedule K-1 as Merk Gold Trust is not a partnership.

Plan of Distribution, page 46

18.	Please revise to explicitly state that the initial authorized participant is a statutory underwriter.

Response: The Trust acknowledges the Staff’s comment and has revised the disclosure to explicitly state that the initial authorized participant is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933.

Trust Expenses, page 48

19.
Please provide disclosure of the total fees and expenses investors must bear for an investment in the trust, including an estimated expense ratio for an investment in the trust. Please also describe all the components that you have included in the expense ratio and explain any assumptions you have made.

Response: The Trust acknowledges the Staff’s comment and notes that the Trust is a passive investment vehicle and does not impose on investors the expense ratios associated with actively managed investment vehicles, such as mutual funds or managed trusts.  For example, as disclosed in the prospectus, in exchange for a Sponsor Fee the Sponsor has agreed to assume a number of administrative and marketing expenses on behalf of the Trust.  The Sponsor Fee is a trust expense and is not borne by investors for an investment in the Trust.

20.	Please clarify in what instances the sponsor will assume extraordinary expenses of the trust.

Response: The Trust acknowledges the Staff’s comment and has revised the disclosure to clarify that the occurrence of an expense not usually incurred during the normal course of business, such as litigation expenses subject to a total of $100,000 per annum in legal

Ms. Barros
Securities and Exchange Commission
April 8, 2013

expenses, is an extraordinary expense and an instance when the Sponsor will assume those expenses.

Valuation of Gold, Computation of Net Asset Value and Adjusted Net Asset Value, page 49

21.
We note your disclosure regarding the calculation of net asset value and adjusted net asset value.  As currently disclosed, it is unclear how the calculations differ. Please revise for clarity here and in the “Trust Expenses” section above.

Response: The Trust acknowledges the Staff’s comment and notes that it has revised the disclosure to eliminate the concept of adjusted net asset value.

Description of the Shares, page 52

22.
We note your disclosure that the net asset value of the trust will be published daily and posted on the trust’s website. Please revise to clarify if adjusted net asset value will also be published and posted.

Response: The Trust acknowledges the Staff’s comment and notes that with the elimination of the concept of adjusted net asset value, no such value will be published and posted on the Trust’s website.

Glossary, page 66

23.
We note your use of defined terms. Please revise your prospectus throughout to reduce the use of defined terms. For example, you capitalize terms such as “Non-U.S. Investor,” “Shares,” “Shipping Carrier,” “Sponsor,” etc. Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. Your prospectus should be written in compliance with the plain English rules.  See Rule 421 of Regulation C.

Response: The Trust acknowledges the Staff’s comment and has revised the prospectus throughout to reduce the use of defined terms in accordance with plain English rules.

Ms. Barros
Securities and Exchange Commission
April 8, 2013

Financial Statements

24.
We note that you have not included the audited financial statements of Merk Gold Trust, although it appears you intend to file your financial statements with a subsequent amendment to your registration statement. Please note that we may have additional comments upon the review of such financial statements.

Response: The Trust acknowledges the Staff’s comment.

Part II – Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

25.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response: The Trust acknowledges the Staff’s comment and respectfully informs the Staff that Exhibits 4.1 (depositary trust agreement) will not be effective until the consummation of the offering. The Trust will file such final, executed documents with its first periodic report after the offering, as required.  With respect to the form of authorized participant agreement (i.e., the underwriting agreement), the Trust respectfully notes that pursuant to Item 601(b)(1) of Regulation S-K, the form of underwriting agreement may be filed if the terms of such document have not been determined. Therefore, the Trust does not intend to file any executed underwriting agreements until subsequent to effectiveness of its registration statement.

26.
Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response: The Trust acknowledges the Staff’s comment.

Signatures, page II-5

27.	Please include the signatures of the majority of the board of directors of the sponsor or otherwise explain to us how the signatures are in compliance with Instruction 1 to Signatures on Form S-1.

Response: The Trust respectfully submits that the sponsor of the Trust, Merk Investments LLC, a limited liability company organized under the laws of Delaware, operates without a board of directors as permitted under Delaware’s Limited Liability Company Act.  Therefore,

Ms. Barros
Securities and Exchange Commission
April 8, 2013

the signatures of the Trust’s officers in their capacities as officers of the sponsor comply with Instruction 1 to Signatures on Form S-1.

***
Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (415) 249-1053.

Very truly yours, /s/ Kurt J. Decko Kurt J. Decko

cc:	Axel Merk
Merk Investments LLC